Exhibit 99.1

INVESTOR CONTACT:	MEDIA CONTACTS:
Chris Burns Ph: 800-252-3526 Chris.Burns@elan.com David Marshall Ph: 353-1-709-4444 David.Marshall@elan.com	Miriam Mason Ph: 650-278-7113 (onsite) Miriam.Mason@elan.com Mary Stutts Ph: 650-794-4403 Mary.Stutts@elan.com

ELAN TO SHOWCASE ITS LEADERSHIP IN ALZHEIMER’S DISEASE AT
UPCOMING INTERNATIONAL MEETING

Dublin, Ireland – July 8, 2009 – Elan Corporation, plc (NYSE: ELN) today announced multiple presentations at the 2009 Alzheimer’s Association International Conference on Alzheimer’s Disease (ICAD 2009) in Vienna, Austria.

Elan and investigators will be present from the Alzheimer's Immunotherapy Program (AIP), a joint research, development and commercialization program between Wyeth and Elan that includes investigational clinical programs for bapineuzumab, the companies’ Phase 3 drug candidate. In addition, representatives from AIP and investigators will present eight posters analyzing various pharmacoeconomic and sociological aspects of Alzheimer’s disease (AD), including a podium presentation on the use of a claims database to estimate AD severity and costs by severity level. One additional poster will also be presented on the pharmacokinetics and pharmacodynamics of bapineuzumab.

Elan and Transition Therapeutics will be presenting three posters which discuss the nonclinical and clinical bioavailability of ELND005 (scyllo-inositol, formerly known as AZD-103) and an assay developed to measure its binding to beta amyloid. ELND005 is an orally-administered drug candidate in Phase 2 trials for the treatment of mild to moderate Alzheimer’s disease being jointly developed by Elan and Transition Therapeutics. Elan will also present a separate epidemiology poster on defining mild cognitive impairment.  In addition, investigators at University of Toronto will also present five posters highlighting results of preclinical studies with ELND005.

Details of the Elan’s presentations at ICAD are as follows:
*Note: Presentations are listed by date and all times are listed in Central European Time

AIP Pharmacoeconomic and Sociological Analyses

Poster P1-204: Estimating Health-Related Quality of Life for Unique Dependence Levels in Patients with Alzheimer ’s Disease
Sunday, July 12, 12:30- 2:30 PM

Poster P1-212: Estimated Dependence Scale Scores Based on Clinical Dementia Rating - Sum of Boxes Scores in Patients with Mild Cognitive Impairment or Mild to Moderate Alzheimer’s Disease
Sunday, July 12, 12:30- 2:30 PM

Poster P1-180: Relationship between Patient Dependence on others and Caregiver Burden in Alzheimer’s Disease (AD)
Sunday, July 12, 12:30- 2:30 PM

Podium presentation: Use of a claims database to estimate AD severity and costs by severity level
Monday, July 13, 10:30 -12:30 PM

Poster P2-066: Web-Based Application to Estimate and Project the Burden of Alzheimer’s Disease and Evaluate the Impact of Potential Interventions
Monday, July 13, 12:30 - 2:30 PM

Poster P2-071: Increased Risk of Serious Co-Morbidities in a Cohort of AD Patients Compared to a Similar Non-AD Cohort
Monday, July 13, 12:30- 2:30 PM

Poster P3-113: Hip Fracture Risk and Subsequent Mortality among Alzheimer’s Disease Patients in the United Kingdom, 1988-2007
Tuesday, July 14, 12:30- 3:00 PM

Poster P3-221: Predicting Costs of Care for Unique Dependence Levels in Patients with Alzheimer’s Disease
Tuesday, July 14, 12:30 -2:30 PM

Presentations of Bapineuzumab

Poster P3-246: Pharmacokinetics and Pharmacodynamics of Bapineuzumab Following Multiple Intravenous Infusions in Patients with Mild-to-Moderate Alzheimer's Disease
Tuesday, July 14, 12:30 -2:30 PM

Presentations of ELND005 (AZD-103)

Poster P2-082: Oral Amyloid Anti-Aggregating Agent ELND005 is Measurable in CSF and Brain of Healthy Adult Men
Monday, July 13, 12:30 - 3:00 PM

Poster P2-082: Defining Mild Cognitive Impairment: Disparity of Incidence and Prevalence Estimates with Variable Operationalized Definitions
Monday, July 13, 12:30- 2:30 PM

Poster P2-225: Characterization of Inositol Transporters as a Method for Drug Delivery to the CNS
Monday, July 13, 12:30 - 3:00 PM

Poster P3-245: A Sensitive Assay Measuring the Binding of Amyloid Beta Monomers to Aggregates Reveals the Potential of ELND005 (scylloinositol) to Reduce and Reverse Amyloid Accumulation
Tuesday, July 14, 12:30 - 3:00 PM

Poster P3-258: The effect of scyllo-inositol derivatives on β-amyloid peptide aggregation
Tuesday, July 14, 12:30 - 3:00 PM

Poster P3-279: Scyllo-Inositol (ELND005) Ameliorates Amyloid Pathology in an Aggressive Mouse Model of Alzheimer’s Disease
Tuesday, July 14, 12:30 - 3:00 PM

Poster P3-286: Biophysical Characterization of Scyllo-Inositol-Aβ Interactions
Tuesday, July 14, 12:30 - 3:00 PM

Poster P4-193: Quantification of Cholinergic Degradation and Adult Neurogenesis in TgCRND8 Mice Following Treatment with Scyllo-Inositol (ELND005)
Wednesday, July 15, 12:30 - 3:00 PM

Poster P4-354: ELND005 (scyllo-inositol), the β-Amyloid Anti-Aggregation Therapeutic, Demonstrates Robust Brain Uptake in Rats Following Oral Administration
Wednesday, July 15, 12:30 - 3:00 PM

Presentations of Gamma Secretase Inhibitors (or other Elan Research)
Poster P1-035: Pharmacokinetic and pharmacodynamic Analysis of a Novel Gamma Secretase Inhibitor in a Non-Transgenic A-Beta Mouse Efficacy Model
Sunday, Jul 12, 2009, 12:30 - 3:00 PM

About Alzheimer’s Disease

Alzheimer’s disease, a leading cause of dementia, is a progressive brain disorder that gradually destroys a person's memory and ability to learn, reason, make judgments, communicate and carry out daily activities. Alzheimer’s disease may result from the build-up of toxic beta-amyloid peptides in the brain. As Alzheimer’s disease progresses, individuals may also experience changes in personality and behavior, such as anxiety, suspiciousness or agitation, as well as delusions or hallucinations. It is currently estimated that more than 5 million Americans have Alzheimer’s disease and more than 24 million people worldwide over the age of 60 have some form of dementia (Source: Alzheimer’s Association and Alzheimer’s Disease International).

About Elan

Elan Corporation, plc is a neuroscience-based biotechnology company committed to making a difference in the lives of patients and their families by dedicating itself to bringing innovations in science to fill significant unmet medical needs that continue to exist around the world. Elan shares trade on the New York, London and Dublin Stock Exchanges. For additional information about the company, please visit http://www.elan.com.

Safe Harbor/Forward-Looking Statements

The statements in this press release that are not historical facts are forward-looking statements that involve risks and uncertainties. A further list and description of the risks, uncertainties and other matters that confront us can be found in our Annual Report on Form 20-F for the fiscal year ended December 31, 2008, and in our Reports of Foreign Issuer on Form 6-K filed with the U.S. Securities and Exchange Commission. We assume no obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise.

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